UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-35163

TF FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

3 Penns Trail, Newtown, Pennsylvania 18940 ph. 215-579-4000
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)
Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file report:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ X ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None*

*Effective as of 7:01 p.m. Eastern Time on October 24, 2014, TF Financial Corporation (the “Registrant”), merged with and into National Penn Bancshares, Inc. (“National Penn”), with National Penn surviving the merger.  Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934 National Penn Bancshares, Inc., as successor by merger to TF Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL PENN BANCSHARES, INC. (as successor by merger to TF Financial Corporation)

Date:	November 3, 2014	By:	/s/ Scott V. Fainor
Name: Scott V. Fainor
Title: President and CEO (Duly Authorized Representative)